UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     January 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated January 7, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: January 8, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

NEWS RELEASE

FOR RELEASE ON JANUARY 7, 2008

UNBRIDLED ENERGY PROVIDES UPDATE ON

CANADIAN AND APPALACHIAN BASIN, USA OPERATIONS

CALGARY-PITTSBURGH · January 7, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled” or the “Company”) provides an update on its Canadian operations in the Chambers/Ferrier area, northwest of Calgary and on its Appalachian Basin properties in the USA.

Alberta Royalty Clarification

With information provided by industry analysts, Unbridled’s management has examined the new proposed royalty schedule as it relates to the Company’s Canadian operations.  Based on this review, factoring in targeted formations and expected gas prices in the Company’s Chambers/Ferrier area, the new royalty schedule is similar to the existing formula.  Thus, the new royalty schedule should not adversely affect the economics on wells drilled in this area.

Chambers/Ferrier Area, Alberta

Since November 7, 2007, Unbridled has been selling gas and condensate from its 3-17-41-11 W5 (“3-17”) well into the ConocoPhillips Canada local pipeline system, which connects to Keyera’s sales pipeline system.  The well is producing at a restricted rate of approximately 1.0 million cubic feet per day (“MMcf/d”) of gas and 50 barrels per day (“bbls/d”) of condensate.  As a result of the success of the 3-17 well, management believes offsetting lands provide additional drilling locations for potential Proven Undeveloped, Probable and Possible Reserves.

In Q4 2007, Unbridled, the operator, drilled an option well, located at 16-21-41-11 W5M (“16-21”), to its intended total vertical depth of 3,290 meters.  The well encountered numerous gas bearing formations and casing was cemented to total depth.  The Elkton formation was first tested using a small acid stimulation treatment.  The well was flowed before being shut-in for a mandatory pressure buildup test.  The buildup test is now complete and the data is under analysis. A pipeline design has now been completed in order to lay an approximate four-mile pipeline to tie in the 16-21 well.  This pipeline will be available to tie in possible future development wells in this part of the Company’s acreage.  Unbridled has now licensed the Chambers 5-15-41-11 W5M well, offsetting the 16-21 well that will earn three additional, contiguous sections in this area.

The Company holds an average of 35% working interest ("WI") in 12,160 acres (19 sections) with an option on an additional 1,920 acres (three sections) on contiguous lands in the Chambers/Ferrier area.

Western Canadian Shale Plays

As previously announced, Unbridled is in the process of developing various shale gas projects within the Western Canadian Sedimentary Basin. To this regard the Company is pleased to report it is making significant progress.  As all data is currently under confidential status, management will keep shareholders apprised in a judicious manner.

Chautauqua Lake Properties, Chautauqua County, New York

As operator, Unbridled has staked, surveyed, and is in the process of permitting 10 new wells to be drilled on these properties.  The Company has identified a rig to drill five of these wells commencing February 2008, with the remaining five projected to be drilled within the months thereafter, subject to rig availability.  Four existing wells are also scheduled to be re-completed into new formations during this time.

The drilling and re-completion program is the first step in developing the gross 62 Bscf of Proven Probable and Possible Reserves (48 Bscf Possible), identified by Schlumberger in their June 5, 2007 third party reserve report. If the production performance of the 10-well drilling program is as anticipated, it is Unbridled’s intention to implement a comprehensive drilling program later this summer and beyond.  The Schlumberger reserve report has identified well over two hundred additional drilling locations on the existing properties.

In the Chautauqua Lake area, Unbridled currently holds 50% WI in 13,280 acres.  The Company has now engaged a land acquisition company to acquire additional petroleum and natural gas leases in the immediate area. In addition, Unbridled is in the process of completing a purchase and sale agreement with another operator to acquire additional wells and acreage in this area.  This joint venture will include the opportunity to exploit a large oil reservoir, plus deeper exploration targets.

Ohio River Play, Ohio

As recently announced, the Company signed a joint venture agreement and a four township (92,160 acre) Area of Mutual Interest Agreement (“AMI”) with Equitable Production Company (“Equitable”), a unit of Equitable Resources, Inc. (NYSE: EQT) to partner on drilling three horizontal test wells in Q1 2008 in the Devonian Shales in south central, Ohio.  All three well locations have been identified.  The surveying and permitting process will commence next week.  The anticipated spudding of these wells will be February or March 2008.  Several other operators are now drilling test wells around Unbridled’s acreage.

Equitable is one of the largest drilling and production companies in the Appalachian Basin with extensive experience in drilling horizontal shale wells.  The agreement requires Equitable to invest up to US$1.8 million to drill, complete, and test three horizontal wells on Unbridled’s approximate 23,000 acre land position.  Equitable will earn a 50% WI in Unbridled’s 100% holdings. The current well design calls for drilling 2500 ft. laterals and performing 5-stage stimulation treatments.

Separately, but in the vicinity of Unbridled’s lands, the Company has completed a transaction for US$28,000 to acquire two existing wells completed in the Clinton sandstone formation and an option to purchase an additional 2,000 acres.  This transaction also includes pipeline access to sell gas from a portion of the Company’s lands with Oak Hill Processors, LLC.  One of the three new horizontal wells to be drilled with Equitable will be a re-entry from one of the existing Oak Hill Clinton wells, as the Devonian Shales are uphole from the Clinton formation.  This well is connected to an existing pipeline, thus any production volumes from the shale completion can be sold immediately.  The Company will roll the Oak Hill purchase into the joint venture with Equitable.

In addition, the Company is in the process of signing a seven township Leasing Agreement with a land acquisition company around the existing four township AMI with a view to substantially expand the Company’s acreage position.  This new leasing agreement will also be rolled into the existing joint venture with Equitable.

Southern Appalachian Basin

With the assistance of Schlumberger Data & Well Services, Unbridled has completed a strategic geological study in the southern Appalachian Basin. The study comprises shale and tight gas sand opportunities where horizontal wells and multiple stimulation treatments can be applied effectively.  With this information in hand, Unbridled is now in medium stage joint venture negotiations with two separate landholders. The Company will keep shareholders informed as discussions progress.

BMO Capital

Unbridled Energy is pleased to announce it has been invited to present at the BMO Capital Market’s 4th Annual Appalachian E&P Forum to be held on January 10, 2008 in New York City. Representing the Company will be Joe Frantz, President and CEO and Mike Scureman, CFO.

President & CEO, Joe Frantz said, “2006 & 2007 have been turbulent years for junior natural gas producers. North American natural gas is now the cheapest and cleanest burning fuel source in the energy complex.  From soaring oil prices to a record wide gap of US to European natural gas prices, there are many reasons to anticipate a strong natural gas market is on the horizon. Unbridled is committed to building a diversified portfolio of long life reserves through shale gas and tight gas sands production, initially in two sedimentary basins.  When the valuations for North American natural gas producers return to more conventional levels, Unbridled’s dedicated shareholders should be well rewarded.”

Repricing Stock Options

Unbridled’s board of directors has resolved to reprice certain outstanding director and officer stock options, presently exercisable at $1.32 and $1.41 per share to purchase up to 1.25 million shares, to be exercisable at a reduced exercise price of $0.75 per share.  This amendment is subject to the acceptance of the TSX Venture Exchange, and the approval of the disinterested shareholders, which approval the Company plans to seek at its next general meeting.

For more information, please contact Mark Mastiliak, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

UNBRIDLED ENERGY CORP.

Joseph H. Frantz, Jr.

President & CEO

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates and sales.

Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F (Amended) dated January 9, 2007.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.